Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), September 13, 2023 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 200 million share buyback program announced on June 27, 2023, as the third tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Third Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
04/09/2023	5,487	284.2390	1,559,619.40	—	—	—	—	5,487	284.2390	1,559,619.40
05/09/2023	5,915	283.0751	1,674,389.10	14,683	305.6458	4,487,797.28	4,182,086.74	20,598	284.3225	5,856,475.84
06/09/2023	18109	281.8422	5,103,881.00	13,055	301.4992	3,936,072.06	3,663,166.18	31,164	281.3197	8,767,047.18
07/09/2023	14719	278.6173	4,100,967.80	13,404	298.4055	3,999,827.32	3,734,666.03	28,123	278.6201	7,835,633.83
08/09/2023	3,505	278.1977	975,083.10	—	—	—	—	3,505	278.1977	975,083.10
11/09/2023	13,987	277.5218	3,881,696.80	—	—	—	—	13,987	277.5218	3,881,696.80
12/09/2023	2,227	279.7403	622,981.70	—	—	—	—	2,227	279.7403	622,981.70
Total	63,949	280.2017	17,918,618.90	41,142	301.9711	12,423,696.66	11,579,918.95	105,091	280.6952	29,498,537.85

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Third Tranche till September 12, 2023, the total invested consideration has been:
•Euro 90,136,614.60 for No. 313,528 common shares purchased on the EXM;
•USD 54,466,898.16 (Euro 49,860,151.51*) for No. 173,062 common shares purchased on the NYSE.

As of September 12, 2023, the Company held in treasury No. 13,042,696 common shares equal to 5.08% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since July 1, 2022 until September 12, 2023, the Company has purchased a total of 2,118,238 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 499,194,021.63.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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